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                                                                  Exhibit (a)(9)


For more information contact:

Welch Allyn, Inc.                                       For Immediate Release
4341 State Street Road
Skaneateles Falls, NY 13153
Jean Vincent, (315) 685-3696
Vincentjg@mail.welchallyn.com

Protocol Systems, Inc.
8500 S.W. Creekside Place
Beaverton, OR 97008-7107
Grant Gibson, (503) 526-8500
Grantg@protocol.com


        Welch Allyn, Inc. and Protocol Systems, Inc. Announce Expiration of Hart-Scott-Rodino Waiting Period Relating to the Pending Tender Offer.

        Skaneateles Falls, NY and Portland, OR, USA-June 22, 2000-Welch Allyn, Inc., a privately-held company, and Protocol Systems, Inc. (NASDAQ:PCOL) today jointly announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to the pending cash tender offer by Welch Allyn Acquisition Corporation, a wholly-owned subsidiary of Welch Allyn, Inc., for all of the outstanding shares of common stock of Protocol Systems, Inc. The expiration or early termination of that waiting period was one of the conditions to the completion of the tender offer. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Wednesday, July 5, 2000, unless the offer is extended.


        This press release does not constitute an offer to purchase or a solicitation of an offer to sell securities, nor a recommendation with respect to any such offer. The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, dated June 7, 2000, and the related Letter of Transmittal, and the solicitation/recommendation of Protocol Systems, Inc. is set forth in its Solicitation/Recommendation Statement on Schedule 14D-9. Each of the foregoing documents was filed with the Securities and Exchange Commission
(SEC), and mailed to the shareholders of Protocol Systems, Inc., on June 7, 2000. These documents may be obtained free of charge at the SEC's web site at www.sec.gov. You may also obtain a copy of these documents free of charge from
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ChaseMellon Shareholder Services, Inc., the information agent for the tender offer, by calling toll-free (888) 509-7936.


        Protocol Systems, Inc. designs, manufactures and markets mission-critical flexible monitoring solutions that improve patient care and lower healthcare operating costs. Protocol uses innovative computer and software technologies to provide vital patient data and connect clinicians with mobile patients via workstations, wireless devices and the Internet. Protocol is based in Beaverton, Ore. and its products are available in more than 90 countries around the world.

        Welch Allyn, Inc. was founded in 1915 and is today a leading manufacturer and marketer of innovative medical and dental diagnostic equipment and miniature precision lamps. Headquartered in Skaneateles Falls, New York, USA, Welch Allyn, Inc. has more than 1,800 employees and numerous manufacturing, sales, and distribution facilities located throughout the world.